EXHIBIT 2
Correspondence, dated December 5, 2008, from the Reporting Person to the Issuer
Dear Bob,
Thank you for your and Stephen Freedhoff’s time on the call today.
First of all a few general points:
-	I stated that I own or have options to buy just over One Million Ordinary Shares. This excludes the 525,000 share options that I was granted when I was the President and CEO of Cryptologic.

-	I was pleased to hear you say that “cash was king”. Please be fully convinced that we are entering into a deep depression (and not a friendly recession) and that this is going to be very severe in the UK which is the major market for Cryptologic and others. The recovery will not be V-shaped but will be L-shaped. This requires a very different mindset to ensure survival.

-	We didn’t discuss M&A options but quite frankly until the board and management put their house in order no sensible deals will be possible, in fact it may even deter parties from approaching Cryptologic.
My objectives as a significant shareholder are to ensure that my investment, my asset, is being well cared for in these tough times. My intervention is aimed to achieve this as I have significant personal wealth tied up in Cryptologic shares, and much more so than the whole Board of Directors of Cryptologic put together.
I have to be convinced that all the necessary actions are being taken in a timely way and to the desired intensity and that those doing so are not tied to any past legacy or decisions made and that they are prepared to dismantle and downsize the business appropriately and with speed. There is no time for traditional timelines or protocols!
Specifically I wish to see the following:
#1 The revenue and expense forecast for Q4 2008 and the financial plan for 2009 by month, to include revenue, expenses, profit and cash.
#2 The manpower plan to support this financial plan where not only are the absolute numbers reduced to the range of 150-200 but this is done consistently through all levels of management, resulting in a pyramid shape structure as opposed to a mushroom shaped structure.
#3 The senior management structure and cost needs to be reduced by 50%. The “new” company cannot afford a CEO, CFO and CTO on their present compensation levels.
#4 A major simplification of the company’s legal, tax and management structure(s), hence my view that the Irish office should be closed and the number of market listings reduced.
#5 Immediate write-offs of failed investments or those which do not support the objectives of the “new” company. There is no logic to prolong the P&L agony.
#6 A cash focus which addresses share buy backs, dividends, cancellation fees from WPT and WH, and an up front cash payment from Boss/GTECH for the poker business.
#7 Compensation plans for the senior management team which are based on monthly cash targets, with definition and rules clearly spelt out for Accounts Receivable and Accounts Payable.
#8 Board approval required for all new capital (CAPEX) and expense committments (OPEX) over $50,000, to include new hires, and changes in any terms and conditions of doing business with employees, suppliers or licensees.
#9 A fresh evaluation as to whether the terms for the disposal of the poker business (to Boss/GTECH) are favourable given the cash situation and focus of the company.
Lastly, Board representation. It is the wish of myself and many other significant shareholders that we are directly represented on the Board of Cryptologic. Notwithstanding the fact that I was previously the CEO, which is in the past, I am now a significant shareholder and my personal membership is not for negotiation. The numerical strength of two directors is comensurate with my shareholding and of others who are interested in ensuring their investment is in safe hands. We do not wish to increase the size or cost of the Board hence two current members will have to leave, and thus my suggestion below.
On a personal note you should know that I am non-resident, not ordinarily resident and non-domiciled in the UK hence my membership of the Board does not infringe any aspect of Cryptologic’s constitution.
I would like a conference call with you and Brian Hadfield next Wednesday 10th December at a time to suit you to discuss and have resolved all of the above points with a view that a major public announcement can be made to the market on Tuesday 16th December, leaving enough time before the Christmas holidays for any implementation plans to be executed — we cannot wait until February/March 2009 for this.
I look forward to hearing back soonest as to the best time for our conference call on Wednesday 10th December.
Thank you for your cooperation so far.
Regards, Javaid.

Correspondence, dated December 4, 2008, from the Reporting Person to the Issuer
Dear Bob,
I hope you are well.
I would like to inform you that at the present I own and have options to buy just over One Million Ordinary Shares in Cryptologic (circa 8% of Cryptologic) and write to you in this respect.
I am, alongwith many other shareholders, very concerned about the strategic and financial management of Cryptologic. The quarter on quarter downward trend in revenue, the upward and unpredictable trend in controllable expenses, ever increasing losses, decreasing free cash in the bank and the cataclysmic fall in the share price since May 2008 of 90% is very perturbing.
I am sure you and the Board share these concerns especially as you are all shareholders as well.
As a part but major owner of the business I would like to meet with you to understand the actions that are being taken to protect the shareholders interests. In particular I would like to discuss the following:
#1 The company’s financial condition and short/mid-term cash needs as well as plans to achieve long term viability
-	The short range expense plan and the separation of at least 150 heads

-	The revenue forecast for Q4 2008 and the financial plan for 2009 by month
#2 The composition of the senior management team, board and overheads cost such that they are halved
-	The possible closure of the Irish office and implementation of Cyprus as the HQ

-	The de-listing from TSX & LSE
#3 The write-offs of non-cash balance sheet items to improve the P&L (Agile, Parbet, AliOnline)
#4 The complete cancellation of the dividend
#5 The status of the termination payments from WPT and WH for early contract termination
#6 The terms of the poker business transition to Boss/GTECH
#7 The compensation plans for the executive management team to reflect the importance of cash management and the recovery plan for 2009
#8 The replacement of Wai Ming and Tom Byrne as directors by myself and one other nominee of my choice
In the meantime I would like the Board to implement a freeze of all new capital (CAPEX) and expense committments (OPEX) over $50,000, to include new hires, and changes in any terms and conditions of doing business with employees, suppliers or licensees including the disposal of the poker business.
At this stage I would like to work with you constructively and in harmony and do not intend to go public with this letter or be an activist and call an EGM. However I will not hesitate to do so in the event that I do not get your cooperation or see any progress in the business, an action for which I have the requisite support of other significant shareholders.
I would like to schedule this meeting for either the 10th, 11th, 12th, 15th or

16th December, either in London or Dublin, and would want you to be accompanied by the CEO (Brian Hadfield) and a true independent non-executive director (David Gavagan).
I would appreciate your reply soonest and in any event by Monday 8th December and look forward to getting your initial reaction and thoughts when I call you tomorrow Friday at 09.00 Toronto time.
Regards, Javaid.